                  Filed by ONTRACK Data International, Inc. pursuant to Rule 425 of the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934
                               Subject Company: ONTRACK Data International, Inc.
                                                     Commission File No. 0-21375
                                         ---------------------------------------

         On May 6, 2002, Kroll Inc. and ONTRACK Data International, Inc. issued the following press release:

FOR IMMEDIATE RELEASE


                 KROLL INC. AND ONTRACK DATA INTERNATIONAL, INC.
                   ANNOUNCE SCHEDULE FOR SHAREHOLDER MEETINGS


NEW YORK, MAY 6, 2002 -- Kroll Inc. (Nasdaq: KROL), the global risk consulting company, and ONTRACK Data International, Inc. (Nasdaq: ONDI), a leading provider of data recovery and electronic discovery services, announced today the dates and times of their respective shareholder meetings to consider and vote upon Kroll's acquisition of Ontrack in a merger pursuant to which Ontrack will become a wholly-owned subsidiary of Kroll.

The Kroll 2002 Annual Meeting of Shareholders will be held at 11:00 a.m., Eastern Daylight Time, on Thursday, June 13, 2002 at the Hotel Inter-Continental The Barclay, 111 E. 48th Street, New York, New York. Kroll shareholders of record at the close of business on May 9, 2002 will be entitled to receive notice of and to vote at the annual meeting.

The Ontrack Special Meeting of Shareholders will be held at 9:00 a.m., Central Daylight Time, on Thursday, June 13, 2002 at the offices of Ontrack at 9023 Columbine Road, Eden Prairie, Minnesota. Ontrack shareholders of record at the close of business on May 9, 2002 will be entitled to receive notice of and to vote at the special shareholders meeting.

In addition to approving the issuance of shares of Kroll common stock in connection with the acquisition of Ontrack at Kroll's annual meeting, Kroll shareholders will also be asked to approve (1) the election of directors, (2) Kroll's Amended and Restated Employee Stock Purchase Plan, (3) an amendment to Kroll's 1996 Stock Option Plan to increase the number of shares of common stock available for grant under the plan from 1,757,000 to 3,000,000 and (4) an agreement and plan of merger under which Kroll will be reincorporated in Delaware. Shareholders will also be asked to ratify the appointment of Kroll's independent public accountants.

In addition to voting on the merger with Kroll pursuant to which Ontrack will become a wholly-owned subsidiary of Kroll at Ontrack's special meeting, Ontrack shareholders will also be asked to approve the Ontrack 2001 Employee Stock Purchase Plan.

Kroll and Ontrack also announced that they expect that definitive proxy materials for the shareholder meetings will be mailed to their respective shareholders on or about May 14, 2002.

ABOUT KROLL
Kroll Inc. is a global risk consulting company specializing in investigative, intelligence and security services. Headquartered in New York with 55 offices on six continents, Kroll serves a multinational clientele of individuals, law firms, corporations, non-profit institutions, and government agencies. Kroll operates through three core business groups: (1) Consulting Services, which offers business investigations and intelligence services, and financial services such as forensic accounting, business valuation and corporate recovery; (2) Security Services, which offers crisis management, corporate and personal security, travel and political risk information, and information security services; and (3) Employee Screening, which provides employee and vendor screening, substance abuse testing, and video surveillance services.

ABOUT ONTRACK
Ontrack provides software and service solutions to help customers manage, recover and discover their valuable data. Using its hundreds of proprietary tools and techniques, Ontrack can recover lost or corrupted data from virtually all operating systems and types of storage devices through its do-it-yourself, remote and in-lab capabilities. Ontrack DataTrail(TM) electronic discovery solutions help companies, law firms and federal agencies quickly and cost-effectively recover electronic information for use in legal matters. Ontrack also offers award-winning PC utility software programs and services to help prevent critical data loss through a broad line of problem-solving, file-management and productivity utilities. Ontrack can be reached online at http://www.ontrack.com or by calling 800-872-2599. In addition to its Minneapolis headquarters, Ontrack has a presence in the metropolitan areas of Los Angeles, Calif.; Boulder, Co.; Washington D.C.; New York; London; Paris; Stuttgart, Germany; Milan, Italy; Lugano, Switzerland; and Madrid, Spain. Ontrack also makes its data recovery services available in Tokyo, Japan through its strategic alliance with Y-E Data, and in Katowice, Poland, through its alliance with MBM Komputer.

Kroll has filed a registration statement on Form S-4, which includes a joint proxy statement/prospectus in connection with the transaction. Kroll and Ontrack intend to mail the definitive joint proxy statement/prospectus to their respective shareholders prior to their respective shareholders meetings and will request their proxies at that time. Shareholders of Kroll and Ontrack and other investors are urged to read the definitive joint proxy statement/prospectus when it becomes available because it will contain important information about Kroll, Ontrack, and the transaction. Any offer of securities will only be made pursuant to the definitive joint proxy statement/prospectus. Shareholders and other investors may obtain a free copy of the definitive joint proxy statement/prospectus when it is available at the SEC's web site at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus may also be obtained from Kroll or Ontrack.

Kroll, Ontrack and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of Kroll and Ontrack in favor of the transaction. Information regarding the interests of Kroll's and Ontrack's officers and directors in the transaction will be included in the definitive joint proxy statement/prospectus.

In addition to the registration statement and joint proxy statement/prospectus, each of Kroll and Ontrack files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. You may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements, and other information filed by Kroll and Ontrack with the SEC are also available for free at the SEC's web site at www.sec.gov.

This press release does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which will also be available on the SEC's web site. The prospectus contained in the registration statement will be mailed to shareholders along with proxy solicitation materials and will be available to shareholders without charge from Kroll or Ontrack.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements with respect to the merger that involve risks, uncertainties, and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include risks that are described in Kroll's Registration Statement on Form S-4 and Ontrack's preliminary proxy statement with respect to the merger filed with the SEC and as described in Kroll's Annual Report on Form 10-K for the year ended December 31, 2001 and in Ontrack's Annual Report on Form 10-K for the year ended December 31, 2001, as amended. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, actual results could differ materially from their respective expectations in these statements.

                                       ###


CONTACTS:
FOR KROLL INC.                              FOR ONTRACK DATA INTERNATIONAL, INC.
-------------                               ------------------------------------
Pat Wood                                    Nicolle Martin
Tel: 212-833-3387                           Tel: 952-949-4137